GLOBAL ELECTRONIC RECOVERY CORP.

6240 West 3rd Street, Suite 208
Los Angeles, CA 90036
Tel: (310) 467-9832

September 16, 2005

VIA COURIER

Adelaja Heyliger
Staff Attorney

Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: Global Electronic Recovery Corp. - Form SB-2 filed August 3, 2005 - File No.333-127143

Dear Ms. Heyliger:

This letter accompanies our Form SB-2, Amendment No. 1 and provides the supplemental information requested in your comment letter to us dated August 30, 2005. For ease of reference, we have included paragraph numbers and headings to correspond to those set out in your letter.

Registration Statement Cover Page

  We have added the Rule 415 language to the cover page of the registration statement and have checked the box.

  Fee Table

  We have amended the reference to Rule 457(c) to Rule 457(a).

  Prospectus Cover Page

  We have revised the disclosure as necessary to clearly set out the offering end date.
  We have made the cross reference to risk factors more prominent.
  We have added the MD&A disclosure as required by Item 303(a) of Regulation S-B (see page 6).

  Risk Factors, page 6

  We have added a risk factor 10 that addresses the fact that our business is limited to the geographical area of California (see page 9).
  We have added as risk factor 11 the fact that our officers and directors will own a significant portion of our common stock after completion of the offering (see page 9).

  We have added as risk factor 12 the fact that our offering price was arbitrarily determined and bears no relationship to any criteria of value (see page 10).
  We have added as risk factor 13 the fact that our stock will be subject to the additional regulations, restrictions and requirements imposed on "penny stock" (see page 10).

  We have no operating history and have maintained losses since inception, page 6

  We have revised the statement to disclose that we do have a net loss since inception. Also we have disclosed our accumulated deficit (see page 6, Risk Factor 1).
  We expanded the disclosure under this risk factor to disclose that we have no assets, no experience in the proposed line of business, certifications, current customers, or negotiations or agreements with any processing centers or refurbishers (see page 6, Risk Factor 1).

  We will need to establish, protect and promote our trade name, page 7

  We have described the significant obstacles mentioned in the second paragraph of this risk factor. (see page 7, Risk Factor 4).

  Our officers and directors will be devoting only a fraction of their time professional time to our activities, page 7

  We have clarified the certain specific risks which we will be subject to given due to our management's lack of devotion of time. Also, we have expanded the disclosure to include the risk associated with the fact that during the offering, our management may be devoting a significant portion of time to the sale of securities (see page 8, Risk Factor 5).

  Use of Proceeds, page 9

  If proceeds from the offering are inadequate to pay offering expenses we shall attempt to secure a loan from one of our directors. We have no agreement in place at this time for such a loan. We have disclosed this at page 11.
  We shall not pay any proceeds from the offering to affiliates as accrued salary, repayment of debt or otherwise. We have disclosed this at page 12.
  We have expanded our Use of Proceeds disclosure to discuss how long we can satisfy our cash requirements at each level of funding. We have set this disclosure out on pages 12-15.
  If we only raise $50,000, the remaining $20,000 will be used as working capital and we will seek additional funding. We have disclosed this on page 12.
  Initially we contemplated paying Mr. O'Neill's salary by the issuance of common stock in lieu of cash. This is what we were referring to by 'securing' management services. After consultation with legal counsel, we have decided to compensate Mr. O'Neill with an approximate starting salary of $2,500 paid out of working capital. We have disclosed this at page 12.

  Prior to the installation of ventilation system, we will operate with the extensive use of fans. We also anticipate securing an open air space for the disassembly of toxic items. We will also ensure that all employees wear appropriate face masks.
  We have revised the disclosure to state that if we raise the maximum offering we will proceed with our complete marketing program. We will not proceed with a scaled back version if we raise the maximum offering. We have disclosed this at page 15.
  We have corrected the disclosure accordingly. We will have an additional $40,000 in working capital and will devote more funds to marketing expenses (see page 15).

  Plan of Distribution, Terms of the Offering, page 16

  We may extend the term of the offering if we are unable to raise the maximum offering amount within 90 days. We have disclosed this at page 18.
  Mr. O'Neill will be compensated for his management efforts by payment of $2,500 payable out of working capital. Mr. O'Neill will be compensated when we are in a position to pay. His compensation will bear no relation to the amount we successfully raise but rather our capacity to pay. We anticipate being able to compensate Mr. O'Neill if we raise $100,000. All compensation will be for services rendered towards the running of our business and not as compensation for selling our securities. Mr. O'Neill will not be issued shares as compensation.
  We currently intend to register this offering in the state of California. We will make all required filings both before and after the offering in the state. We have disclosed this at page 19.
  We will not be printing all of the exhibits and circulating them with the prospectus. We do not intend on circulating any literature to prospective investors other than the effective prospectus.

  Business, page 18

  As requested, we have expanded this section to describe the effect on our business of complying with applicable government regulations and environmental laws under the heading Effect of Existing or Probable Government Regulation on Our Business (see page 24).
  As requested, we have mailed to you copies of the cited articles and industry reports with the relevant sections highlighted. All information cited is currently in the public domain. We do not have the consent of the sources of the statistics, however we have written to the Silicon Valley Toxics Coalition requesting their consent.

  Services and Products Offering Page 19

  eWaste Pick Up, Page 19

  We anticipate leasing vehicles using working capital. We have added this disclosure to the discussion of working capital in the Use of Proceeds section (see pages 14-15).

  Management of eWaste from Manufactures, page 19

  We will be able to assure vital data protection by providing a print out of the location of data files ensuring the customer that the files have been delivered to a facility for destruction or that the files have been erased. We have disclosed this at page 22.

  Electronic Waste Sorting and Dismantling, Page 20

  An "IC" is an integrated circuits or chip and is used for a variety of devices, including microprocessors, audio and video equipment, and automobiles. Non-reusable components will be shipped to third party waste recyclers. We have added this disclosure at page 22.

  Shipping, Page 21

  The controversy surrounding the export of eWaste to foreign countries, especially third world countries is due to the fact that regulations and pollution laws often make it more cost effective to export the scrap to these countries where such laws are more lax than those in the United States. It is not illegal for U.S. companies to ship e-Waste to foreign countries. The U.S. EPA currently exempts e-Waste from export regulations. We have added this disclosure to the document (see page 24).

  Revenue Generation, Page 22

  We have removed this reference to a 'distinctive' business model (see page 24).

  We believe the processing and pick up fees we intend to charge are consistent with those charged by our competitors in our target market. We have added this disclosure to the document at page 26.

  Identification of Market Opportunity, page 23

  The eWaste recycling industry is highly competitive with respect to price, service, location and there are many well-established competitors. In greater Los Angeles County alone there are over 35 centers that accept some form of eWaste.Certain factors, such as substantial price discounting, increased labor and benefits costs and the availability of experienced management and hourly employees may adversely affect our industry in general and us in particular. We do however anticipate being able to obtain all necessary personnel. We will compete with a large number of regional eWaste recyclers. Many of the potential competitors may have financial resources superior to ours. We expect this competition to increase. Companies such as Electronic Partners Corporation of Los Angeles will be competing against us. We intend to compete with centers that do not charge for pick up and disposal services by offering additional services such as tracking. We have added this disclosure to the document at page 26.

  Possible Solutions, Page 25

  On January 1, 2005, California consumers began paying a $6, $8 or $10 electronic waste recycling fee on the purchase of new covered electronic devices. We have added this disclosure to the document at page 28.

  The source of the Hewlett Packard statistics is from their website at www.hp.com.
  It is true that obsolete devices could also be disposed of. We have added this to the disclosure (see page 29).

  Regulatory Changes, Page 26

  We feel this information is appropriate because the California Electronic Waste Recycling Act relies on certain European standards. We feel that trends in Europe may be followed by the State of California. For example, the Act requires that the Department of Toxic Substances Control in California adopt regulations prohibiting the sale of a covered electronic device in California if the device is prohibited from being sold in the European Union. We have added this disclosure to the document at page 29.

  California, Page 26

  There is no specific provision of the Act that will directly generate revenue for us. However, the legislation is indicative of a growing regulatory trend towards recycling of eWaste which we believe will help generate revenue for businesses like ours.

  Once fees have been collected from retailers the fees are deposited into the Electronic Waste and Recovery and Recycling account which the State Board of Equalization will use to pay authorized electronic waste collectors and recyclers and to pay manufacturers who take back covered products from California consumers for recycling. The program is called the Covered Electronic Waste Recovery and Recycling Payment System and is established pursuant to the Electronic Waste Recycling Act of 2003. In order to become a qualified entity, an applicant must file a form with the California Integrated Waste Management Board. We are not so qualified, however we intend to apply once we have opened a facility. We have added this disclosure to the document at page 30.

  Marketing Plan, Page 27

  We are aware that there are lower cost alternatives to discarding of eWaste. Indeed, may consumers will dispose of these items in this manner. However, we believe there is a growing social conscience among consumers to seek out methods of recycling consumer goods, especially electronics, that are less harmful to the environment than traditional means of disposal such as in landfills. The regulatory climate is also shifting towards recycling programs in California and throughout the world. We have added this disclosure to the document at page 31.

  Management, page 29

  Officers and Directors, Page 30

  We have corrected the disclosure. Mr. O'Neill is our Treasurer (see page 35).

  Conflicts of Interest, Page 30

  Specifically, both directors may be required to seek employment elsewhere while our business is in the development stage. We do not anticipate any conflicting fiduciary duties. Both directors are aware of their fiduciary obligation to act the best interests of the Company at all times. We have added this disclosure to the document at page 36. We have also provided appropriate disclosure in Risk Factor 5.

  Executive Compensation, Page 30

  Summary Compensation, Page 30

  We have reconciled the statements. If we raise at least $100,000 we may compensate Mr. O'Neill in the form of a salary of approximately $2,500 per month (see page 36).

  Principal Stockholders, page 32

  The calculation is incorrect. We have revised it to state 50% (see page 38).

  Description of Securities, page 33

  Common Stock, page 33

  We have removed the referenced statement (see page 39).
  We have removed the referenced statement (see page 39).

  Financial Statements, page 35

  Questions 48 to 51 will be answered by our auditors when are next quarterly financial statements are completed. We have added a glossary in this section to define any specialized geological terminology.

Exhibit 5.1

52. We have revised the opinion as requested.

53. We have revised the opinion as requested.

Closing Comments

In addition to the changes indicated above, we have revised various minor typographical mistakes throughout the document.

Sincerely,

GLOBAL ELECTRONIC RECOVERY CORP.

BY:

/s/ David O'Neill________________
David O'Neill
President

cc: Mary-Beth Breslin
Kevin Kuhar
Jay Webb